SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2016

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company”) announced today that at its Special Meeting of Shareholders held on February 2, 2016, the following proposals did not obtain the necessary shareholder majority and did not pass:

Proposal 2 –	to approve an exemption and indemnification letter for Mr. Gregory Gurtovoy for a three-year period commencing July 28, 2015;

Proposal 5 –	to approve the terms of office and employment of the Company's interim Chief Executive Officer, Mr. Ilan Admon;

Proposal 6 –	to approve amendments to the Compensation Policy for Company Officers and to extend the policy for a term of three years from approval by this Meeting; and

Proposal 7 –	to approve the terms of office and employment of the Company's incoming Chief Executive Officer, Mr. Iram Greiver.
As previously announced today, the shareholders previously approved Proposals 1, 3, 4, and 8.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: February 2, 2016	By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer